UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 Amendment No. 3

                    under the Securities Exchange Act of 1934


                              LEVEL 8 SYSTEMS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     COMMON STOCK, PAR VALUE $.001 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   52729M 10 2
                      ------------------------------------
                                 (CUSIP Number)

                                Mr. Yossi Shemesh
                               Liraz Systems Ltd.
                                3 Azrieli Center
                              67023 Tel Aviv Israel
                          Telephone: 011-972-3-6075454

                                with a copies to:

                          Bruria Gross-Prushansky, ESQ.
                           Formula Systems (1985) Ltd.
                               3 Hagalim Boulevard
                              46725 Herzlia, Israel
                            Telephone: 972-9-9598877

                             Edward W. Kerson, Esq.
                            Rabinowitz & Kerson LLP
                                546 Fifth Avenue
                            New York, New York 10036
                            Telephone: (212 768-1666

--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                November 26, 2001
            ---------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 52729 M 10 2                                       Page 2 of 12


________________________________________________________________________________
1    NAME OF REPORTING PERSON                S.S. or I.R.S. IDENTIFICATION
                                             NO. OF ABOVE PERSON
     Liraz Systems Ltd.


________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [ ]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS



________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [ ]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION    Israel



________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         -0-

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY        3,785,768

  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         -0-

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH            3,785,768


________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     3,785,768


________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [ ]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     18.8%


________________________________________________________________________________
14   TYPE OF REPORTING PERSON
     HC


________________________________________________________________________________

CUSIP No. 52729 M 10 2                                       Page 3 of 12


________________________________________________________________________________
1    NAME OF REPORTING PERSON                S.S. or I.R.S. IDENTIFICATION
                                             NO. OF ABOVE PERSON
     Formula Systems (1985) Ltd.


________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [ ]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS         WC



________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [ ]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION    Israel



________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         -0-

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY        3,785,768

  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         -0-

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH            3,785,768


________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     3,785,768


________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [ ]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     18.8%


________________________________________________________________________________
14   TYPE OF REPORTING PERSON
     HC


________________________________________________________________________________

CUSIP No. 52729 M 10 2                                       Page 4 of 12


________________________________________________________________________________
1    NAME OF REPORTING PERSON                    S.S. or I.R.S. IDENTIFICATION
                                                 NO. OF ABOVE PERSON
     Advanced Systems Europe B.V.


________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [ ]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS



________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [ ]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION    Netherlands



________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         -0-

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY        1,403,905

  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         -0-

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH            1,403,905


________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,403,905


________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [ ]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     7.0%


________________________________________________________________________________
14   TYPE OF REPORTING PERSON
     CO


________________________________________________________________________________

CUSIP No. 52729 M 10 2                                       Page 5 of 12


Item 1. Security and Issuer

     This Schedule 13D relates to the common stock, par value $0.001 per share (the "Common Stock"), of Level 8 Systems, Inc., a Delaware corporation ("Level 8" or "Issuer").

     This Schedule 13D is being filed to amend the Schedule 13D filed with regard to shares of Level 8 beneficially owned by Liraz and Advanced Systems filed March 9, 1999, as amended on November 8, 2000 and on November 19, 2001. The Schedule 13D, as amended through November 19, 2001, is unchanged, except as otherwise set forth in this amendment.

     Level 8's principal executive offices are located at 8000 Regency Parkway, Cary, North Carolina 27511.

Item 2. Identity and Background

     (a) - (c), (f): This Schedule 13D is being filed on behalf of each of the following, who are collectively referred to herein as the "Reporting Persons":

          (1) Liraz Systems Ltd. ("Liraz"), an Israeli corporation, with its principal business office at 3 Azrieli Center, 67023 Tel Aviv, Israel. Liraz is a holding company with subsidiaries and affiliates engaged in the business of systems integration.

          (2) Advanced Systems Europe B.V. ("Advanced Systems"), a Dutch corporation, with its principal business office at 7b Vlierwerf, 4703 SB Roosendaal, Netherlands. Advanced Systems is a wholly-owned subsidiary of Liraz. Advanced Systems is engaged in the business of system integration and the ownership of shares of Level 8.

          (3) Formula Systems (1985) Ltd. ("Formula"), an Israeli corporation, with its principal business office at 3 Hagalim Boulevard, 46725 Herzlia, Israel. Formula is a holding company with subsidiaries and affiliates engaged in the business of providing software consulting services and developing proprietary software products and computer based business solutions.

     In October 2001 and November 2001, Formula acquired an aggregate of 500,000 and 2,898,168 shares of Liraz, respectively, which constitute 7.5% and 43.2% of the outstanding shares of Liraz, respectively. As of June 3, 2002, Formula owns 54.4% of the outstanding shares of Liraz. In November 2001, Lenny Recanati, Taly Oren, and Talmor Margalit resigned as directors of Liraz, and Dan Goldstein and Gad Goldstein, who are affiliates of Formula, were elected as directors of Liraz. In April 2002, Bruria Gross-Prushansky and Naamit Salomon, who are affiliates of Formula, were elected as directors of Liraz.

     Certain information concerning the directors and executive officers of the Reporting Persons is set forth on Schedule A.

     Each individual named in Schedule A is a citizen of Israel. Within the last five years, none of the individuals named in Schedule A (a) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

CUSIP No. 52729 M 10 2                                       Page 6 of 12


Item 4. Purpose of Transaction

     On November 22, 2001,  May 15, 2002,  May 16, 2002,  May 17, 2002,  May 22,
2002, May 23, 2002,  May 24, 2002, May 28, 2002,  May 29, 2002, May 30, 2002 and
May 31, 2002, Liraz and Advanced Systems sold an aggregate of 1,319,700 shares of Common Stock to raise capital for general business purposes, including financing of the business of BluePhoenix Solutions BV, a wholly-owned subsidiary of Advanced Systems that acquired Level 8's AppBuilder business in October 2001.

Item 5. Interest in Securities of the Issuer

     The Reporting Persons directly own the following numbers of shares of Common Stock:

                                     Number of Shares
          Reporting Person           Directly Owned
          ----------------           --------------
          Liraz                      2,381,863
          Advanced Systems           1,403,905  (1)


     (1) Includes 1,200,048 shares issuable upon conversion of Series A1 Convertible Redeemable Preferred Stock.

     Liraz and Formula may be deemed to share power to vote and to dispose of the 2,381,863 shares Liraz directly owns, and Liraz, Formula, and Advanced Systems may be deemed to share power to vote and to dispose of the 1,403,905 shares Advanced Systems directly owns. Accordingly, Liraz and Formula may each be deemed to beneficially own 3,785,768 shares of Common Stock, or 18.8% of the outstanding shares of Common Stock.

     On November 22, 2001, Liraz sold 4,700 shares of Common Stock for $1.79 per share (excluding commissions) in an open-market transaction. During May 2002, Liraz and Advanced Systems have sold an aggregate of 394,700 shares of Common Stock for an aggregate of $440,651 in open-market transactions as detailed below:


Date            Seller              Number of       Average price per share     Total Price
----            ------              Shares Sold     (excluding commissions)     (excluding commissions)

May 15, 2002    Liraz                    25,000                      $1.61                   $40,355
May 16, 2002    Liraz                    27,300                      $1.39                    37,928
May 16, 2002    Advanced Systems         48,700                      $1.35                    65,982
May 17, 2002    Advanced Systems          4,800                      $1.35                     6,464
May 22, 2002    Advanced Systems         17,200                      $1.17                    20,438
May 23, 2002    Advanced Systems          7,900                      $1.15                     9,085
May 24, 2002    Advanced Systems         21,000                      $1.06                    22,350
May 28, 2002    Advanced Systems        151,600                      $1.00                   152,285
May 29, 2002    Advanced Systems         34,700                      $0.97                    33,619
May 31, 2002    Advanced Systems         56,500                      $0.92                    52,145
Total                                   394,700                                             $440,651


CUSIP No. 52729 M 10 2                                       Page 7 of 12

     On May 13, 2002, and May 30, 2002, Liraz sold 500,000 and 150,000 shares of Common Stock, respectively, for $0.70 per share and $0.66 per share, respectively (excluding commissions), in privately negotiated transactions. On May 20, 2002, and May 22, 2002, Advanced Systems sold 125,000 and 150,000 shares of Common Stock, respectively, for $1.10 per share and $1.00 per share, respectively (excluding commissions), in privately negotiated transactions.

     Except as set forth above, neither the Reporting Persons nor, to the best of the knowledge of the Reporting Persons, any of the individuals names in Schedule A, beneficially own any shares of Common Stock.


Item 7. Material to be Filed as Exhibits

     99.1 Joint filing agreement regarding the filing of this Schedule, attached hereto.

CUSIP No. 52729 M 10 2                                       Page 8 of 12


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 3, 2002.

                                    LIRAZ SYSTEMS LTD.
                                    ADVANCED SYSTEMS EUROPE B.V.
                                    FORMULA SYSTEMS (1985) LTD.


                                    By:  LIRAZ SYSTEMS LTD.


                                    By:  Yossi Shemesh/Arie Kilman
                                         -------------------------
                                    Printed Name:  Yossi Shemesh/Arie Kilman
                                    Title:  Chief Executive Officer/Chairman

                                    For itself and on behalf of  each of
                                    Formula Systems (1985) Ltd. and Advanced
                                    Systems Europe B.V. pursuant to the
                                    agreement annexed hereto as Exhibit 99.1.

CUSIP No. 52729 M 10 2                                       Page 9 of 12

                                  Exhibit Index



     99.1 Joint filing agreement regarding the filing of this Schedule, attached hereto.

CUSIP No. 52729 M 10 2                                       Page 10 of 12

Exhibit 1

                                  AGREEMENT OF
               LIRAZ SYSTEMS LTD., FORMULA SYSTEMS (1985) LTD.AND
                          ADVANCED SYSTEMS EUROPE B.V.

                            Pursuant to Rule 13d-1(k)

     The undersigned hereby agree that the Statement on Schedule 13D to which this Agreement is annexed as Exhibit 99.1 may be filed by Liraz Systems Ltd. on behalf of each of them in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934.

Dated:  June 3, 2002.

                                        LIRAZ SYSTEMS LTD.

                                        By:  Yossi Shemesh/Arie Kilman
                                             -------------------------
                                        Printed Name: Yossi Shemesh/Arie Kilman
                                        Title:  Chief Executive Officer/Chairman



                                        ADVANCED SYSTEMS EUROPE B.V.

                                        By:  Yossi Shemesh/Yoel Amir
                                             -----------------------
                                        Printed Name: Yossi Shemesh/Yoel Amir
                                        Title:  Director/Chief Executive Officer


                                        FORMULA SYSTEMS (1985) LTD.

                                        By:  Dan Goldstein
                                             -------------
                                        Printed Name: Dan Goldstein
                                        Title:  Chairman of the Board and Chief
                                                Executive Officer

CUSIP No. 52729 M 10 2                                       Page 11 of 12

                           Schedule A to Schedule 13D


     The name, residence or business address, and present principal occupation or employment (and the name, principal business, and address of the business in which such employment is conducted) of each executive officer and director of each of Liraz, Advanced Systems, and Formula are as follows:


LIRAZ SYSTEMS LTD.

Name                           Address         Position at Liraz             Occupation

Arie Kilman                    (1)             Chairman of the Board         Chairman of the Board of Liraz
Dan Goldstein                  (2)             Director                      Chairman of the Board and Chief
                                                                             Executive Officer of Formula
Gad Goldstein                  (2)             Director                      President of Formula
Naamit Salomon                 (2)             Director                      Vice President of Finance of Formula
Bruria Gross-Prushansky        (2)             Director                      Secretary of Formula
Yoram Shapira                  (3)             Director                      Consultant and manager (Freelancer)
Doron Shani                    (4)             Director                      Security consultancy manager in "Shafran
                                                                             Security Consultancy"
Yaacov Ben Gur                 (5)             Director                      Chairman of Marlaz Systems and Teleline
Yossi Shemesh                  (1)             Chief Executive Officer       Chief Executive Officer of Liraz and
                                                                             Director of Advanced Systems
Miki Zerwanitzer               (1)             Controller                    Controller of Liraz
Limor Kessler-Davidor          (6)             Secretary                     Attorney in private practice at
                                                                             Goldfarb Levi, Eran & Co.



ADVANCED SYSTEMS EUROPE B.V.

Name                           Address         Position at Liraz             Occupation

Yoel Amir                      (1)             Chairman of the Board         Chairman of the Board of Advanced
                                                                             Systems
Yossi Shemesh                  (1)             Director                      Chief Executive Officer of Liraz and
                                                                             Director of Advanced Systems


CUSIP No. 52729 M 10 2                                       Page 12 of 12


FORMULA SYSTEMS (1985) LTD.

Name                  Address        Position at Formula              Occupation

Dan Goldstein         (2)            Chairman of the Board and        Chairman of the Board and
                                     Chief Executive Officer          Chief Executive Officer of Formula
Gad Goldstein         (2)            Director, President              President of Formula
Shai Beilis           (2)            Director                         Managing Partner in Formula Ventures LLP.
Daphna Kedmi          (2)            Director                         Legal Consultant of Nice Systems
Moshe Zviran          (2)            Director                         Professor in Tel Aviv University
Rafi Peled            (2)            Director                         Businessman, Chairman of Feuchtwanger
                                                                      Industries Ltd. and Mashav



(1)  c/o Liraz Systems Ltd., 3 Azrieli Center, 67023 Tel Aviv, Israel

(2)  c/o Formula Systems (1985) Ltd., 3 Hagalim Boulevard, 46725 Herzlia, Israel

(3)  4 Hachazav St., 52960 Ramat Efal, Israel

(4)  13 Hovevei Zion St., Herzlia, Israel

(5)  100 Hachashmonaim St., Tel Aviv, Israel

(6)  c/o Goldfarb Levi, Eran & Co., 2 Eben Gabirol St., 64077 Tel Aviv, Israel